Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor						Predecessor
	Three months ended		Year ended
	March 31, 2016	March 31, 2015	December 31, 2015	December 31, 2014	December 31, 2013	Period from November 17, through December 31, 2012	Period from January 1, through November 16, 2012	Year Ended December 31, 2011
	(in thousands, except ratios)
Fixed Charges:
Interest expense	$45,418	$38,257	$161,339	$147,511	$114,476	$12,645	$106,620	$102,069
Capitalized interest	—	—	—	—	—	—	—	—
Portion of rental expense which represents interest factor (1)	1,324	1,195	5,047	3,624	2,028	217	1,649	1,676

Total Fixed Charges	$46,742	$39,452	$166,386	$151,135	$116,504	$12,862	$108,269	$103,745

Earnings available for fixed charges:
Pretax loss from continuing operations	(43,973)	(47,916)	(278,756)	(238,146)	(120,921)	(41,005)	(149,674)	(63,227)
Distributed equity income of affiliated companies	—	—	—	—	—	216	6	39
Add: Fixed charges	46,742	39,452	166,386	151,135	116,504	12,862	108,269	103,745

Total Earnings available for fixed charges	$2,769	$(8,464)	$(112,370)	$(87,011)	$(4,417)	$(27,927)	$(41,399)	$40,557

Earnings for the period were insufficient to cover fixed charges by the following amounts:	$(43,973)	$(47,916)	$(278,756)	$(238,146)	$(120,921)	$(40,789)	$(149,668)	$(63,188)
Ratio of earnings to fixed charges (2)	NM	NM	NM	NM	NM	NM	NM	NM

(1)	Represents the portion of rental expense deemed to be attributable to interest
(2)	NM - Not meaningful